                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No.  )(1)


                      GEMSTAR-TV GUIDE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G3788V 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                       N/A
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)

              [X] Rule 13d-1(c)

              [ ] Rule 13d-1(d)


--------
(1)* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                          -----------------
CUSIP NO. G3788V 10 6                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THOMAS L.H. LAU
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                -0-
                           -----------------------------------------------------
                           6    SHARED VOTING POWER
     NUMBER OF
       SHARES                   40,000,000
    BENEFICIALLY          -----------------------------------------------------
      OWNED BY             7    SOLE DISPOSITIVE POWER
       EACH
     REPORTING                  -0-
      PERSON               -----------------------------------------------------
       WITH                8    SHARED DISPOSITIVE POWER

                                40,000,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,000,000
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.8%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                          -----------------
CUSIP NO. G3788V 10 6                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DYNAMIC CORE HOLDINGS LIMITED
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                        -0-
                                   ---------------------------------------------
                                   6    SHARED VOTING POWER
          NUMBER OF
           SHARES                       40,000,000
        BENEFICIALLY               ---------------------------------------------
          OWNED BY                  7   SOLE DISPOSITIVE POWER
           EACH
         REPORTING                      -0-
          PERSON                   ---------------------------------------------
           WITH                    8    SHARED DISPOSITIVE POWER

                                        40,000,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,000,000
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.8%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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        This Schedule 13G is filed by and on behalf of Dynamic Core Holdings
Limited and Thomas L.H. Lau (collectively, the "Reporting Persons"). The following relationship exists between the Reporting Persons: Dynamic Core Holdings Limited, a British Virgin Islands corporation, ("Dynamic Core") holds shares of Gemstar-TV Guide International, Inc. (the "Company"). Thomas L.H. Lau is a beneficial owner of all of the outstanding shares of Dynamic Core. This
Schedule 13G replaces the 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 5, 2000. That Schedule 13D was filed in connection with Dynamic Core entering into an agreement (the "Voting Agreement") pursuant to which it agreed to vote its shares in favor of the transactions contemplated by an Agreement and Plan of Merger among the Company, TV Guide, Inc., a Delaware corporation ("TV Guide"), and G Acquisition Subsidiary Corp., a Delaware corporation pursuant to which TV Guide became a wholly-owned subsidiary of the Company.

        The Voting Agreement terminated upon the consummation of the merger which occurred on July 12, 2000. Following the termination of the Voting Agreement, the Reporting Persons have determined that the provisions of paragraphs (e), (f), and (g) of Rule 13d-1 do not apply and that, pursuant to Rule 13d-1(h), the Reporting Persons are therefore eligible to file this
Schedule 13G pursuant to Rule 13d-1(c).

ITEM 1(a) NAME OF ISSUER:

          Gemstar-TV Guide International, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          135 North Los Robles Avenue, Suite 800, Pasadena, California 91101

ITEM 2(a) NAME OF PERSON FILING:

          This statement is filed by:

          Thomas L.H. Lau
          Dynamic Core Holdings Limited

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of each of the Reporting Persons is 26/F
          MassMutual Tower, 38 Gloucester Road, Hong Kong

ITEM 2(c) CITIZENSHIP:

          Thomas L.H. Lau is a Canadian citizen. Dynamic Core Holdings Limited is a corporation organized under the laws of the British Virgin Islands.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock

ITEM 2(e) CUSIP NUMBER:

          G3788V 10 6


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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act.

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                NOT APPLICABLE. THIS SCHEDULE IS FILED PURSUANT TO 13d-1(c) AND 13d-1(H).

ITEM 4. OWNERSHIP:

        A. REPORTING PERSONS

           (a) Amount beneficially owned: 40,000,000

           (b) Percent of class: 9.8%. The percentages used herein and in the rest of Item 4 are calculated based upon the 410,057,000 shares of Common Stock issued and outstanding as of September 30, 2000, as reflected in the Company's 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

           (c) (i)   Sole power to vote or direct the vote:  -0-

               (ii)  Shared power to vote or direct the vote:  40,000,000

               (iii) Sole power to dispose or direct the disposition:  -0-

               (iv)  Shared power to dispose or direct the disposition:
                     40,000,000


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2001                   THOMAS L.H. LAU


                                           By: /s/ THOMAS L.H. LAU
                                               ---------------------------------
                                               THOMAS L.H. LAU


Dated: February 15, 2001                   DYNAMIC CORE HOLDINGS LIMITED


                                           By:    /s/ THOMAS L.H. LAU
                                                  ------------------------------
                                           Name:  Thomas L.H. Lau
                                           Title: Director



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                            Exhibit A to Schedule 13G
                             Joint Filing Agreement
                          Pursuant to Rule 13d-1(k)(1)

        The undersigned acknowledge and agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned and that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, the information required by Schedule 13G for the common stock of Gemstar-TV Guide International, Inc. beneficially owned by Thomas L.H. Lau and Dynamic Core Holdings Limited.

Dated: February 15, 2001                       THOMAS L.H. LAU


                                               By: /s/ Thomas L.H. Lau
                                                   -----------------------------
                                                       THOMAS L.H. LAU


                                               DYNAMIC CORE HOLDINGS LIMITED


                                               By: /s/ Thomas L.H. Lau
                                                   -----------------------------
                                               Name:   Thomas L.H. Lau
                                               Title:  Director


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